3676 W. California Ave., Bldg. D

Salt Lake City, UT 84104

Tel: 801-746-8000

Fax: 801-973-4951

July 15, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:	NBO SYSTEMS, INC., File No. 000-33037 – Response to SEC Comment Letter dated July 13, 2005 regarding NBO Systems, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 filed March 31, 2005

Dear Mr. Gordon,

Thank you for your letter of July 13, 2005. We will respond to your comments by number in the order asked.

Item 1. Description of Business

Risk Factors, page 13

Comment 1

Your response to comment 2 states that “the likelihood of a state successfully asserting transactional jurisdiction is remote or only reasonably possible.” Please tell us which level of likelihood you believe the contingency to be. If the contingency is reasonably possible, explain to us how you have satisfied the requirements of paragraph 10 of SFAS 5.

We have not made a determination whether the likelihood of a state successfully asserting transactional jurisdiction is remote or only reasonably possible. It is not necessary for us to make this determination at this time. Under paragraph 10 of SFAS 5, “Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.” (Emphasis added.) At this time no state has “manifested” that it is aware of a possible claim against us for breakage. We have received no communication from any state on these issues. We do not consider it “probable that a claim will be asserted”. Accordingly, we have not made a disclosure of the contingency. We have, however, included a risk factor to this point in the narrative section of our Form 10-KSB and Form 10-QSB.

Comment 2

(a) Related to prior comment 2, although Maryland escheatment laws do not relate to your business, tell us what consideration you have given to the effect of Utah's escheatment laws as they relate to gift cards and gift certificates sold while you were incorporated in that state. (b) Tell us the amount of revenues recorded that could be subject to escheatment laws while incorporated in Utah.

Response to (a):

We have considered the application of Utah law to our business both before and after our reincorporation from Utah to Maryland in January 2002. In our view, our obligations to the State of Utah with respect to abandoned property arises at

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

July 15, 2005

the time property becomes abandoned. Utah Code section 67-4a-301, “a person holding . . . property that is considered abandoned and subject to state's custody as abandoned or unclaimed property . . .shall (i) file a report . . . before May 31 of each year . . . and (ii) transfer the property . . . to the administrator”. The obligation to report abandoned property and transfer the abandoned property only arises if a person holds “abandoned or unclaimed property”. There is no obligation to file a report and transfer property if there is no abandoned or unclaimed property.

Under Utah Code section 67-4a-211(1), “a gift certificate greater than $25 . . . that remains unreconsidered for more than five years after issuance is considered abandoned.” Since we did not begin to issue gift certificates or gift cards until 1998, there were no gift certificates or gift cards that would have been considered abandoned in January 2002 and therefore transferable to the Utah administrator. There is no provision in Utah law that requires us to treat property that came into our possession prior to our reincorporation in Maryland and that was not abandoned property at the time of our reincorporation as if we were still incorporated in Utah.

Response to (b):

There were no revenues or other income from breakage of gift certificates that were recorded prior to our reincorporation in Maryland in 2002. Accordingly, there are no revenues that could be subject to the Utah escheatment laws while we were incorporated in Utah.

Note A - Organization and Summary of Significant Accounting Policies

11. Revenue Recognition

Comment 3

We have read and reviewed your response to comment 4. (a) We believe that GMRI is the primary obligor in these transactions. (b) Clarify to us whether a consumer has recourse against you if they are not satisfied with goods purchased from GMRI using a gift card or gift certificate. (c) It appears that GMRI is responsible for fulfillment and the customer service role in this process. See examples 6 and 12 of EITF 99-19. (d) In addition, you disclose on page 25 that Darden (GMRI) has expressed intent from time to time to change their fulfillment process in a manner that would affect how you record revenue (change from gross to net). Simply changing the terms of your contract with GMRI should not drive the accounting for this transaction and the substance of the transaction should remain the same. Tell us how the changes in the terms of the contract results in a different accounting method.

Response to (a):

Correct. GMRI (Darden) is obligated to honor gift cards that we sell on their behalf. GMRI (Darden) is also obligated to provide goods and services when a gift card is presented by a card holder. Mutual cooperation between GMRI (Darden) and us is a contractual obligation in resolving consumer disputes regarding the use of the gift cards.

Response to (b):

We are not responsible for dissatisfaction with goods or services received at a GMRI (Darden) location. GMRI (Darden) deals with goods and services customer dissatisfaction issues directly. There is no contractual liability and we do not believe there is any tort liability. We have no control over the type or quality of goods or services provided by GMRI.

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

July 15, 2005

Response to (c):

GMRI (Darden) is responsible for the fulfillment of the goods and services received at its locations. We are responsible for the fulfillment of the gift card purchase transaction that occurs via our website or through our call center representatives. We are responsible for the credit card merchant processing of a purchase transaction and any resulting charge-back issues. If a consumer had difficulty redeeming a card at a Darden establishment, we would work with Darden to resolve the issue.

Response to (d):

GMRI (Darden) expressed some interest in an alternative to our existing contract in the summer of 2004. GMRI (Darden) extended the existing contract for an additional year under the gross reporting method, meaning, we purchase GMRI (Darden) gift cards up front at a discount, and resell the gift cards to consumers at full face value. We have had no additional dialogue with GMRI (Darden) regarding gross versus net purchases since last summer. GMRI (Darden) extended the existing contract again under the existing terms and conditions through January 31, 2006. Additionally, GMRI (Darden) added a new restaurant concept called Seasons 52 to the Agreement under the same gross reporting terms.

Because a material amount of revenue is recorded from the GMRI (Darden) relationship, we deemed it prudent to alert the SEC and our shareholders, in the form of a Risk Factor disclosure, that a change from gross to net could have a material impact on our financial statements. The GMRI (Darden) contract renewal will be discussed again in January 2006. We will know more about a potential change then. Until such time, we do not have a concern about how we are currently reporting revenue at the gross amount. Our independent auditors have confirmed that our accounting is correct for the relevant transactions. We provided a detailed response regarding our EITF 99-19 analysis in our previous response.

A contractual change in how we provide fulfillment services for GMRI (Darden) would affect how we recognize revenue from the applicable transactions. We currently purchase the gift card inventory from Darden up front and incur the financial responsibility and risk for that inventory as detailed in our previous response. Those factors, in addition to the EITF 99-19 analysis, enable us to record revenue at the gross amount of the transaction. Should Darden decide that they want to have us fulfill gift cards for their restaurants on a “per card” fulfilled basis, net reporting of revenue would be appropriate. We would no longer be pre-purchasing gift card inventory from Darden. We would fulfill Darden gift cards and then invoice Darden a flat fee per gift card for each gift card fulfilled. This type of a change would make our Darden relationship identical to other fulfillment relationships we currently have, which revenues are properly recorded at net. An EITF 99-19 analysis under these circumstances would substantiate net reporting of revenues. Again, since Darden has not expressed an interest or desire to change the terms of our agreement since the summer of 2004, we feel this particular point is moot.

Comment 4

Your response to prior comment 6 indicates that estimated breakage is not recorded as revenue. This appears to contradict the revenue recognition policy discussed in your letter to the Office of the Chief Accountant dated January 31, 2004. Please explain how your response reconciles to your letter to the Office of the Chief Accountant.

Response:

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

July 15, 2005

The letter to the Office of the Chief Accountant dated January 31, 2004 was a pre-filing notification to the SEC regarding our intended revenue recognition policy for the transitional year ended December 31, 2003. NBO wanted to ensure that we were in full compliance with GAAP regarding revenue recognition and had the full cooperation, assistance and support of our independent auditors in doing so, prior to filing our financial statements with the Commission. The letter was in a proposed revenue recognition format to the SEC. We had not implemented the recognition of revenue as outlined in that particular letter. Our decision to consult the Office of the Chief Accountant proved to be well founded, as the Office of the Chief Accountant subsequently denied that revenue recognition proposal based on the need for an extinguishment of the liability. Through numerous consultations with the Office of the Chief Accountant, including our internal auditors and legal counsel, the current revenue recognition policy was adopted and disclosed in every quarterly and annual filing with the SEC.

Comment 5

Your response to prior comment 6 states that revenue from breakage, relating to gift cards, is recognized when the breakage is received from the financial institution holding the restricted funds. However, it was our understanding that it is your practice to withdraw cash from the restricted accounts in amounts equal to your estimates of future breakage. Please explain to us the difference between this policy and recognizing revenue based on estimated breakage.

Response:

Under no circumstances do we, nor have we ever, recognized breakage revenue or other income from either gift certificates or gift cards based on estimates.

On gift certificates, we recognize breakage as other income either at the end of the expiration date on the gift certificate or the passing of the applicable statute of limitation. On gift cards, we recognize revenue from breakage (collectively, monthly maintenance fees, expiration fees and balance inquiry fees) in the month we receive the breakage from the financial institution holding the funds restricted for gift card redemptions. The funds are held and controlled by the financial institution and are disbursed to us based on the contractual agreement between the financial institution acting as the issuing bank for the gift card and us.

We have restricted bank accounts for gift certificate redemption funds. We calculate estimated breakage from gift certificates and may, from time to time, access the estimated breakage funds for working capital purposes. Any estimated breakage funds used are accounted for as an advance on restricted cash. Please reference our financial statements and the applicable footnotes.

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

July 15, 2005

Acknowledgement

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings and that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings. Further, we acknowledge that we may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us directly at 801-746-8000 with any questions.

Regards,

/s/ Keith A. Guevara

Chairman, President and Chief Executive Officer

/s/ Christopher Foley

Chief Financial Officer and Director

Cc:	D. Kent Jasperson, Chief Accounting Officer
Andrew Boyd-Jones, Chairman, Audit Committee

Russell M. Frandsen, Esquire, Reed Smith LLP